

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 26, 2019

Sean Reilly
Chief Executive Officer
LAMAR MEDIA CORP/DE
5321 Corporate Boulevard
Baton Rouge, Louisiana 70808

> **Re: LAMAR MEDIA CORP/DE**
> **Registration Statement on Form S-4**
> **Filed March 18, 2019**
> **File No. 333-230384**

Dear Mr. Reilly:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Joshua Lobert, Staff Attorney, at 202-551-7150 with any questions.

Sincerely,

Division of Corporation Finance
Office of Real Estate and
Commodities